Metalico, Inc. 186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610
May 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010
Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	Metalico, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-32453
Dear Mr. Hartz:
          Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of April 17, 2009 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “2008 10-K”). The following information is submitted in response to your numbered comments.
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Company will comply with the Commission’s requests in its responses.

2.	In future filings, identity any customer and its relationship, if any, with Metalico if sales to the customer are made in an aggregate amount equal to 10% or more of consolidated revenues and the consumer’s loss would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. We note the disclosures in the risk factors section and the notes to the financial statements that sales to one customer represented 30% of consolidated net sales for the year ended December, 31, 2008.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

The Company currently provides information with respect to customers responsible for sales in an aggregate amount equal to 10% or more of consolidated revenues in it financial statements as well as its risk factors. See excerpt below from the notes to financial statements in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 filed on May 11, 2009 (the “First Quarter 10-Q”).

Item 101(c)(1)(vii) of Regulation S-K requires “[t]he name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole” [emphasis added]. The customer at issue is a buyer of platinum group metals (“PGM”) scrap that extracts precious metals from our materials. In the Scrap Metal Recycling industry, several such extracting buyers compete for our products. We have elected to concentrate a level of our PGM sales with this customer for business reasons having to do with familiarity and ease of payment, as opposed to pricing (which is standardized by reference to market rates for the extracted metals). There are several potential customers in the market place that we believe could quickly and efficiently replace this customer in the event we lost this relationship. As a result, we do not believe that the loss of this customer would have a material adverse effect on our business and do not believe that additional disclosure of this customer is required under Item 101(c)(1)(vii).

The Company will continue to make the requisite disclosures in the notes to our quarterly reports and the narrative section of our annual reports.
Note 3 — Major Customer
     Revenue for the three months ended March 31, 2009 and 2008, include revenue from net sales to the following customer of our Scrap Metal Recycling segment (which at times during 2008, has accounted for 10% or more of the total revenue of the Company), together with trade receivables due from such customer as of March 31, 2009 and December 31, 2008.

	Net Revenues to Customer as a
	percentage of Total Revenues
	Three	Three	Trade Receivable Balance as
	Months	Months	of
	Ended	Ended	March	December
	March 31,	March 31,	31,	31,
	2009	2008	2009	2008
Customer A	10%	34%	$1,299	$347

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

3.	We note your risk factor and legal proceedings disclosures regarding environmental compliance issues. In future filings, disclose the material effects that compliance with environmental regulations may have on your capital expenditures, earnings, and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s First Quarter 10-Q:

The Company does not believe compliance with environmental regulations, including capital expenditures, will have a material impact on earnings or our competitive position.
     Risk Factors, page 12
4.	We note the statement “Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations.” Since Metalico is required to disclose all risks that it believes are material at this time, please delete in future filings.

The Company will comply with the Commission’s request in future filings.

5.	We assume that the phrase “including financings under this prospectus” in the last risk factor is inadvertent. Please delete in future filings.

The phrase was in fact included inadvertently. The Company will comply with the Commission’s request in future filings.
     Item 3. Legal Proceedings, page 26
6.	In future filings, specify the amount of damages sought by NIMCO in the second amended complaint filed in April 2007.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s First Quarter 10-Q:
     On July 12, 2006, Metalico Niles, Inc. (“Metalico Niles”), a subsidiary of Metalico, Inc., entered into an Asset Purchase Agreement with Niles Iron & Metal Company, Inc. (“NIMCO”) providing for the purchase of substantially all of the assets of NIMCO other than real property interests (the “NIMCO Asset Purchase Agreement”). Under the terms of the NIMCO Asset Purchase Agreement, either party had the right to terminate the Asset Purchase Agreement in the event that the closing of the transaction did not occur by August 31, 2006. The closing did not occur on or prior to August 31, 2006. Metalico Niles elected to terminate the agreement and delivered a written notice of termination to NIMCO on September 5, 2006. On

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

September 29, 2006, NIMCO filed suit against Metalico and Metalico Niles in the Court of Common Pleas of Trumbull County, Ohio, alleging among other things breach of contract by Metalico Niles and seeking specific performance. An amended complaint was filed January 8, 2007. A second amended complaint was filed in April of 2007 specifying damages of $43.5 million (the full purchase price) under a claim for a declaratory judgment that the NIMCO Asset Purchase Agreement was still in effect, a third amended complaint was filed in March of 2008 deleting the claim for specific performance, and a fourth amended complaint was filed in March of 2009 deleting the claim for a declaratory judgment and seeking damages “in excess of $25,000.” The Company intends to defend the suit vigorously and has counterclaimed against NIMCO for breach of contract and unjust enrichment and return of a $500,000 good faith deposit. No amounts have been recorded for any potential losses from this litigation as a range of reasonably possible losses cannot be estimated at this time.

7.	In future filings, specify the amount of the good faith advance made to the seller by Metalico in August 2008.

The Company will comply with the Commission’s request in future filings. The amount of the good faith advance is included in the excerpt provided above in response to Question 6.

8.	We note your risk factor disclosure that certain of your sites are contaminated. In future filings, ensure that all information required by Instruction 5(c) to Item 103 of Regulation S-K for the environmental proceedings is disclosed.

In the course of preparing its filings, the Company reviews pending environmental proceedings contemplated under Instruction 5(c) to Item 103 of Regulation S-K to determine whether any such proceeding will result in monetary sanctions. The Company believes it has disclosed all such proceedings except those for which it anticipates no monetary sanctions, or monetary sanctions, exclusive of interest and costs, of less than $100,000. The Company will continue to comply with the Commission’s request in future filings.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     General
9.	Generally, liquidity should be discussed on both a long term and a short term basis. See Instruction 5 to Item 303(a) of Regulation S-K. Please revise in future filings.

The Company will comply with the Commission’s request in future filings. See excerpts below from our Management Discussion in the Company’s First Quarter 10-Q:
     As of March 31, 2009, we had $46.2 million in cash and cash equivalents, availability under the Loan

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

Agreement of $16.7 million and total working capital of $67.3 million. As of March 31, 2009, our current liabilities totaled $43.2 million. We expect to fund our current working capital needs, interest payments and capital expenditures over the next twelve months with cash on hand and cash generated from operations, supplemented by borrowings available under the Loan Agreement and potentially available elsewhere, such as vendor financing, manufacturer financing, operating leases and other equipment lines of credit that are offered to us from time to time. We may also access equity and debt markets to restructure current debt and for possible acquisitions.
* * *
     Our ability to meet long-term liquidity requirements is subject to improving conditions in the global economy and in the markets in which we operate and obtaining additional debt and/or equity financing. Decisions by lenders and investors to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit agreements, industry and market trends, the availability of capital, and the relative attractiveness of alternative lending or investment opportunities.
     Critical Accounting Policies, page 30
10.	Please revise your discussion of critical accounting policies in order to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your critical accounting estimate disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should provide your analysis to the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to disclose your most significant accounting policies and specifically explain why your accounting estimates and assumptions bear the risk of change. Your revised disclosures should include a quantitative discussion, where possible, analyzing the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to SEC Financial Reporting Release Number 72.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s First Quarter 10-Q:

Critical Accounting Policies and Use of Estimates
     Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on the Company’s unaudited condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and various other assumptions that it

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably likely to occur could materially impact the financial statements.
Goodwill:
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the carrying amount of goodwill is tested annually as of December 31 and whenever events or circumstances indicate that impairment may have occurred. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition and other external events may require more frequent assessments.
     The goodwill impairment test follows a two-step process as defined in SFAS 142. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to that excess.
     For purposes of this testing, the Company has determined to have six reporting units as follows: Lead Fabricating and Recycling, New York Scrap Recycling, Pittsburgh Scrap Recycling, Akron Scrap Recycling, Newark PGM Recycling and Texas PGM Recycling.
     In determining the carrying value of each reporting unit, management allocates net deferred taxes and certain corporate maintained liabilities specifically allocable to each reporting unit to the net operating assets of each reporting unit. The carrying amount is further reduced by any impairment charges made to other indefinite lived intangibles of a reporting unit.
     Since market prices of the Company’s reporting units are not readily available, the Company makes various estimates and assumptions in determining the estimated fair values of the reporting units. The Company estimates the fair value of the reporting units using an income approach based on the present value of expected future cash flows utilizing a risk adjusted discount rate of 20%. The discount rate represents the weighted average cost of capital which is reflective of a market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, market volatility, peer company comparisons and equity risk premium and is believed to adequately reflect the overall inherent risk and uncertainty involved in the operations and industry of the reporting units. Forecasts of future cash flows are based on management’s best estimate of future sales, operating and overhead costs, and general market conditions. To estimate the cash flows that extend beyond the final year of the discounted cash flow model, the Company employs a terminal value technique, whereby the Company uses estimated operating cash flows minus capital expenditures and adjusts for changes in working capital requirements in the final year of the model, then discounts it by 17% (20% weighted average cost of capital minus a 3% perpetual growth rate) to establish the terminal value. The Company includes the present value of each reporting unit’s terminal value in the fair value estimate for each unit.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

     If the carrying amount of a reporting unit that contains goodwill exceeds fair value, a possible impairment would be indicated. If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the fair value of the net assets of the reporting unit, excluding goodwill, to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded.
     At December 31, 2008, the Company performed its annual testing for impairment of goodwill. As part of its assessment of the recovery of goodwill, the Company conducted an extensive valuation analysis using an income approach based upon a five-year financial projection that took into consideration the current weak economic conditions with modest recovery occurring in the second half of 2009. The impairment analysis indicated that impairment existed at four reporting units and the Company recorded a goodwill impairment charge of $36.3 million for the year ending December 31, 2008. At March 31, 2009, we annualized actual first quarter results of the reporting units and compared it to the forecast used in our impairment analysis and no material differences were observed. If cash flows of our reporting units were to decrease by 10% for the next fiscal quarter, we could have additional goodwill impairment charges in our PGM reporting units.
Intangible Assets and Other Long-Lived Assets:
     The Company tests indefinite-lived intangibles such as trademarks and tradenames for impairment by comparing the carrying value of the intangible to the projected discounted cash flows from the intangible. If the carrying value exceeds the projected discounted cash flows attributed to the intangible asset, the carrying value is no longer considered recoverable and the Company will record impairment.
     In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company tests all finite-lived intangible assets and other long-lived assets, such as fixed assets, for impairment only if circumstances indicate that possible impairment exists. To the extent actual useful lives are less than our previously estimated lives, we will increase our amortization expense on a prospective basis. We estimate useful lives of our intangible assets by reference to both contractual arrangements such as non-compete covenants and current and projected cash flows for supplier and customer lists. At March 31, 2009, no adjustments were made to the estimated lives of finite-lived assets.
Financial Instrument Liabilities:
     The Company records a liability for the anticipated payments expected to be made under the make-whole agreement entered into in connection with the Pittsburgh acquisition. The agreement provides reimbursement to the seller for any shortfall in selling price below an agreed upon price ($7.50 per share as of March 31, 2009). In calculating the liability for the remaining unsold shares as of the balance sheet date, the Company assumes the future sale of stock by the sellers will be made within a probability-weighted price range based upon recent sale prices of the Company’s common stock. The probability weighting produces an anticipated average selling price of $2.25 per share on the remaining unsold shares. If the anticipated average selling price were reduced by $.25 per share, the increase in liability would have been approximately $110,000.
     The Company records a liability for warrants issued in connection with the $100 million convertible note offering and common stock offering in April 2008. The warrants have a put feature which would only require cash settlement in the case of a change in control, as defined in the warrants, during the term of the warrants. The Company uses the Black-Scholes method for determining the value of the warrants. The Black-Scholes method requires various judgmental assumptions including expected volatility, forfeiture rates, and expected warrant life. Significant changes in any of these assumptions could materially affect the fair value of the recorded liability.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

Stock-based Compensation:
     The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment. Under the provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the award’s fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense ratably on a straight-line basis over the option vesting period. The Black-Scholes option-pricing model requires various judgmental assumptions including expected volatility, forfeiture rates, and expected option life. Significant changes in any of these assumptions could materially affect the fair value of stock-based awards granted in the future.
Revenue Recognition
     Revenue from product sales is recognized as goods are shipped, which generally is when title transfers and the risks and rewards of ownership have passed to customers. Title for the Company’s products transfers upon shipment, based on free on board (“FOB”) terms. Brokerage sales are recognized upon receipt of materials by the customer and reported net of costs in product sales. Historically, there have been very few sales returns and adjustments in excess of reserves for such instances that would impact the ultimate collection of revenues therefore, no material provisions have been made when a sale is recognized.
Accounts Receivable and Allowance for Uncollectible Accounts Receivable
     Accounts receivable consist primarily of amounts due from customers from product sales. The allowance for uncollectible accounts receivable totaled $1.8 million and $1.9 million at March 31, 2009 and December 31, 2008, respectively. Our determination of the allowance for uncollectible accounts receivable includes a number of factors, including the age of the accounts, past experience with the accounts, changes in collection patterns and general industry conditions.
     While we believe our allowance for uncollectible accounts is adequate, changes in economic conditions or continued weakness in the steel, metals, or construction industry could require us to increase our reserve for uncollectible accounts and adversely impact our future earnings.
Inventory
     Our inventories consist primarily of ferrous and non-ferrous scrap metal and lead metals and lead products. Inventories are valued at the lower of cost or market determined on a first-in, first-out basis. Quantities of inventories are determined based on our inventory systems and are subject to periodic physical verification using techniques including observation, weighing and estimates. Prices of commodities we own may be volatile.
Contingencies
     We establish reserves for estimated liabilities, which primarily include environmental remediation. A loss contingency is accrued when our assessment indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Our estimates are based upon currently available facts and presently enacted laws and regulations. These estimated liabilities are subject to revision in future periods based on actual costs or new information.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

Derivative financial instruments
     All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability “cash flow” hedge. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).
     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.
     The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.
     When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.
11.	In light of the significant impairment charges recognized during 2008 and your statements throughout the filing, including on page 14, that additional impairment charges may be necessary in future periods, please revising your discussion of critical accounting policies to provide better insight into your accounting for goodwill and intangible assets by disclosing the following:
•	The reporting unit level at which you test goodwill and intangible assets for impairment and your basis for that determination.

•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units

•	The methods you use to determine the fair value of each reporting unit. Please disclose sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

•	How you weight each of the methods, if applicable, used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. For example:
o	Cash Flows

o	Growth rates/terminal calculations

o	Discount rates

o	Use of a weighted average cost of capital or a cost of equity method

o	Risk applications

o	Control Premiums

o	If you use a market based approach, discuss the method used and the assumptions and multiples used
•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have change since the prior year, highlighting the impact of any changes; and

•	Explain how your consideration of your market capitalization and 2008 segment operating losses impacted your goodwill and intangible asset impairment tests.
The Company will comply with the Commission’s request in future filings. Requested information is included in the excerpt provided above in response to Question 10.
Liquidity and Capital Resources, page 38
12.	Please revise your contractual obligations table to include any payments attributable to earn out agreements, make whole agreements, and purchase commitments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Refer to Item 303(a)(5) of Regulation S-K.
The Company will comply with the Commission’s request in future filings. Set forth below is a modified contractual obligations table for the year ending December 31, 2008. A form of the following (updated to December 31, 2009) will be included in the Company’s Annual Report on Form 10-K for the year ending December 31, 2009, expected to be filed in March 2010:
     The Company has certain contractual obligations and commercial commitments to make future payments. The following table summarizes these future obligations and commitments as of December 31, 2008 ($ in thousands):

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

		Less
		Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years
Debt Obligations(1)	$181,503	$29,061	$292	$35,000	$117,150

Capital Lease Obligations(2)	4,803	1,836	2,292	515	160

Operating Lease Obligations	2,956	1,235	1,427	147	147

Purchase Commitments (3)	1,973	1,973	—	—	—

Obligations under put options (4)	6,481	6,481	—	—	—

Obligations under make-whole agreements (5)	3,546	3,546	—	—	—

Obligations under earnout agreements	5,250	5,250	—	—	—

Letters of Credit	3,210	3,210	—	—	—

Environmental Obligations	1,609	92	374	127	1,016

Total	$211,331	$52,684	$4,385	$35,789	$118,473

(1)	Approximately 42% of debt obligations as of December 31, 2008 required accrued interest at a variable rate (the lender’s base rate plus a margin). The remaining 58% of debt obligations as of December 31, 2008 required accrued interest at fixed rates (9% or less). Interest expense for 2009 is estimated to approximate $15.3 million calculated by multiplying the outstanding note balance by the note’s applicable interest rate at December 31, 2008. Interest expense for 2009 and thereafter will increase or decrease based on the amount of outstanding borrowings and fluctuations in market based interest rates. Maturities are inclusive of amendments made subsequent to December 31, 2008.

(2)	Includes capital leases and installment notes.

(3)	Represents the present value of the total anticipated liability as of December 31, 2008 from the reduction in forward purchase commitment contract rates compared to the original commitment contract rates discounted at 6.0% from the future contract delivery dates.

(4)	Represents the net present value of the maximum anticipated purchase price ($6,750) of the remaining 17.5% of the Totalcat Group recorded as of the acquisition date, less accretion of present value discount through December 31, 2008. The total present value discount (calculated at a rate of 8.19% for a total of $1,016 as of the acquisition date) recorded is being accreted from the acquisition date through the future purchase date July 10, 2009.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

(5)	Represents the anticipated liability as of December 31, 2008 to make whole sellers of the Pittsburgh acquisition. Assumes the sale of 738,333 shares at an average price of $2.70 per share and a make-whole payment of $4.80 per share.
Quantitative and Qualitative Disclosures about Market Risk, page 44
13.	Please revise to provide quantitative information about commodity price risk using one of the three disclosure alternatives described in Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s First Quarter 10-Q:
Commodity price risk
               We are exposed to risks associated with fluctuations in the market price for both ferrous, non-ferrous, PGM and lead metals which are at times volatile. See the discussion under the section entitled “Risk Factors — The metals recycling industry is highly cyclical and export markets can be volatile” in our Annual Report filed with the Securities and Exchange Commission on Form 10-K. We attempt to mitigate this risk by seeking to turn our inventories quickly instead of holding inventories in speculation of higher commodity prices. We use forward sales contracts with PGM substrate processors to hedge against the extremely volatile PGM metal prices. The Company estimates that if selling prices decreased by 10% in any of the business units in which it operates, only non-ferrous inventory balances would be subject to a non-cash net realizable value inventory write-down of approximately $250,000.
Controls and Procedures, Evaluation of Disclosure Controls and Procedures, page 45
14.	We note the statement that your chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report are effective “in timely providing them with material information relating to the Company required to be in the reports the Company files or submits under the Exchange Act.” Confirm to us and revise future filings to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are also effective to ensure that information required to disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, which ever the case may be. See Rule 13a-15(e) under the Exchange Act.

The Company confirms that our chief executive officer and chief financial officer concluded that as of December 31, 2008 our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and were also effective to ensure that information required to disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company will comply with the Commission’s request in future filings.
Executive Compensation, page 50
15.	In future filings, disclose the specific company-wide and individual performance targets recommended by the compensation committee and approved by the board of directors for each named executive officer under the executive bonus plan and the long term incentive plans. Disclose the level of achievement of the specific company-wide and individual performance targets by each named executive officer. Explain how the compensation committee determined the specific payouts under the executive bonus plan and the long term incentive plans for each named executive officer that are included in the summary compensation table. See Item 402(b) of Regulation S-K and Release No. 34-54302A.

The Company will comply with the Commission’s request in future filings. See excerpts below from the Company’s Definitive Proxy Statement on Schedule 14A for the Company’s 2009 Annual Meeting of Stockholders filed May 14, 2009 (the “2009 Proxy Statement”):
               The Compensation Committee oversees the administration of an Executive Bonus Plan for the benefit of the named executive officers. Under the terms of the Executive Bonus Plan, through the course of each year the Compensation Committee considers and identifies corporate and individual goals in consultation with management. Named executive officers are to be allocated responsibility for various goals, which may overlap among executive officers. Individual objectives are necessarily tied to the particular area of expertise or responsibility of the employee and such employee’s performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. At the end of each year the

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

Compensation Committee reviews the levels of achievement and performance. The Compensation Committee approves the annual cash incentive award for the Chief Executive Officer and each other named executive officer. The Compensation Committee’s determination, other than with respect to the Chief Executive Officer, is generally based upon the Chief Executive Officer’s recommendations. Exact amounts are confirmed in the discretion of the Committee and recommended to the full Board of Directors for ratification. Employee directors abstain from the Board’s deliberations and votes on their own compensation.
               * * *
               Special Considerations for 2008
               Owing to the special circumstances of 2008’s global economic downturn, the Compensation Committee revised its procedures for awarding bonuses for that year under the Executive Bonus Plan. Initially the Committee intended to identify personal objectives and levels of achievement (performance targets) on the bases of (i) the consummation and integration of acquisitions and (ii) internal growth via enhanced market penetration and additional capacity resulting from such factors as the efforts of our sales force and capital expenditures on new equipment. The Company made its first-ever awards of restricted stock in the first quarter of 2008 in recognition of contributions to the Company over a period of years. Awards of options under the 2006 Long-Term Incentive Plan were made in July of 2008 on the basis of the Company’s successful acquisitions of certain assets in Texas, Mississippi, Pennsylvania and West Virginia earlier in the year and generally positive performance in the first and second calendar quarters. Inasmuch as the Committee determined that the Company’s successes up to and in the first half of 2008 reflected a team effort by numerous employees, the numbers of restricted shares and options awarded were roughly proportioned to each recipient’s respective compensation and seniority without regard to individually identified achievements.
               However, as the effects of the global recession became apparent in the second half of the year, the Compensation Committee reconsidered its previous plans and, in lieu of specific company-wide and individual performance targets, focused on cost savings. By December the Committee determined not to provide salary increases to the named executive officers and limited their respective bonuses to amounts intended to cover their respective tax liabilities incurred from grants of restricted stock and options, in both cases prior to a significant decline in the price of our stock.
               * * *
               The current agreements with Messrs. Agüero, Drury, Graber and Finlayson expire December 31, 2009. The agreements provide for minimum annual compensation and eligibility to receive annual performance bonuses in a combination of cash payments and option grants. Salaries are specified for the first year of the employment term and thereafter increase each year by a percentage equal to the increase in the Consumer Price Index over the previous year, provided that such increases cannot be greater than 7% or less than 3.5%. However, each of our officers waived his respective right to a contractual salary increase for 2008 and, effective February 15, 2009, agreed to a 10% salary reduction for an indefinite period through at least June 30, 2009, in recognition of the impact of the current global recession on the Company’s performance and resources.
16.	In future filings, clarify under what facts and circumstances the compensation committee may benchmark Metalico’s compensation against the compensation earned

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

at comparable companies, identify the comparable companies, and indicate where Metalico’s compensation is positioned within the benchmarking range.

The Company will comply with the Commission’s request in future filings. See excerpts below from the Company’s 2009 Proxy Statement:
               We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on examinations of our executives’ then-current levels of compensation and informal samplings of executive compensation paid by companies similarly situated to ours, meaning companies of similar size and revenues. Historically our Compensation Committee has informed its considerations with comparisons to other business ventures in which its members hold positions or manage investments, competitive market practices, and publicly available data relating to the compensation practices and policies of other companies within and outside our industry.
               Our Compensation Committee realizes that “benchmarking” our compensation against the compensation earned at comparable companies may not always be appropriate. Most of our competitors are not publicly traded and do not have our history of acquisition and financing transactions, so comparisons of personnel and executive compensation to those companies can be difficult or unsuitable. The Compensation Committee has not undertaken any formal or systematic benchmarking against other companies or commissioned any research into compensation practices of competitors. Rather, the members of the Compensation Committee, in consultation with our Chief Executive Officer, have relied on their own experience and judgment to determine bases, increases, and bonuses for executives. We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. Our Compensation Committee believes that our executive compensation would be below the midpoint for an applicable benchmarking range for similarly situated public companies.
17.	In future filings, quantify the 12 months of continued COBRA health benefits that each named executive officer is entitled to receive upon termination without cause or for good reason. See Item 402(j) of Regulation S-K and Release No. 34-54302A.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s 2009 Proxy Statement:
               The following table describes the potential payments to the listed named executive officers upon such executives’ termination without cause under their respective employment agreements. No additional or alternative salary or benefits would be provided upon a change of control.

		Equity
Name	Salary(1)	Acceleration(2)	Benefits(3)
Carlos E. Agüero, CEO	$362,250	$31,000	$17,343

Eric W. Finlayson, CFO	$165,600	$5,683	$17,343

Michael J. Drury	$248,400	$154,100	$17,343

Arnold S. Graber	$232,875	$7,233	$17,343

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

(1)	Represents one year of base salary as of December 31, 2008.

(2)	Calculated based on a change of control taking place as of December 31, 2008 and assuming a price per share of $1.55, which was the closing price for our stock on December 31, 2008. Represents the full acceleration of unvested restricted stock and stock options held by such named executive officer at that date.

(3)	Represents value of twelve months of continued COBRA health benefits to which each named executive officer is entitled upon termination without cause or for good reason under their respective employment agreements.
Certain Relationships and Related Party Transactions and Director Independence, page 66
18.	In future filings, describe Metalico’s policies and procedures for the review, approval, or ratification for any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. See Item 404(b) of Regulation S-K and Release No. 34-54302A.

The Company will comply with the Commission’s request in future filings. See excerpt below from the Company’s 2009 Proxy Statement:

In the ordinary course of our business and in connection with our financing activities, we have entered into a number of transactions with our directors, officers and 5% or greater shareholders. Under the terms of our Code of Business Conduct and Ethics, each director and officer is prohibited from engaging in any activity or having a personal interest that presents a conflict with the interests of the Company and from using corporate property for personal gain. Related party transactions are fully disclosed to disinterested directors who have the option of approving or rejecting any such proposed transaction on behalf of the Company.

All of the transactions set forth below were approved by the unanimous vote of our Board of Directors with interested directors abstaining. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. Related party transactions are reviewed by our Audit Committee, which determines whether to recommend them to our Board of Directors. The Board is responsible for approving related party transactions, as defined in applicable rules by the Securities and Exchange Commission.

19.	In future filings, include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

The Company will comply with the Commission’s request in future filings. The Exhibit Index was inadvertently misplaced in the 2008 10-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

Consolidated Financial Statements
Note 10 – Pledged Assets, Short and Long-Term Debt, Warrants and Interest Rate Swap Contract, page F-20
20.	In light of your disclosure on page 15 that you have been in technical default of certain of your loan facilities in the past, please revise to disclose here or elsewhere in the filing the specific terms of the material debt covenants in your debt agreements described on page F-22 (as revised in February 2009). For any material debt covenants, please disclose the required ratios and the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company will comply with the Commission’s request in future filings. We did not supply the calculations for the covenants as an informed reader should readily identify the cushion between actual and covenant requirements from the amounts set forth. See excerpts below from the Company’s First Quarter 10-Q ($ in thousands):
     Listed below are the material debt covenants of the Loan Agreement as of March 31, 2009. The Company is in compliance with all material covenants of the Loan Agreement.
          Minimum EBITDA – Trailing twelve month EBITDA must not be less than covenant

Covenant	$31,430
Actual	$32,917
          Fixed Charge Coverage Ratio – Fixed Charge Coverage Ratio must not be less than covenant

Covenant	0.473:1.00
Actual	0.99:1.00
          Year 2009 Capital Expenditures – Year 2009 capital expenditures cannot exceed covenant

Covenant	$6,325
Actual	$633
     *     *     *
     Listed below are the material debt covenants of the Financing Agreement as of March 31, 2009. The Company is in compliance with all material covenants of the Financing Agreement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

     Leverage Ratio – Leverage Ratio must not exceed covenant

Covenant	2.19:1.00
Actual	2.11:1.00
     Fixed Charge Coverage Ratio – Fixed Charge Coverage Ratio must not be less than covenant

Covenant	0.473:1.00
Actual	0.97:1.00
     Trailing Twelve Month EBITDA – Trailing Twelve Month EBITDA must not be less than covenant

Covenant	$31,430
Actual	$32,146
     Year 2009 Capital Expenditures – Year 2009 capital expenditures cannot exceed covenant

Covenant	$6,325
Actual	$633
     Working Assets – Working assets cannot be less than covenant

Covenant	$79,065
Actual	$95,397
     The information in the preceding paragraphs refers to the term EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). The Company uses EBITDA to determine its compliance with certain covenants under the Loan Agreement and Financing Agreement. EBITDA is defined differently in the Loan Agreement versus the Financing Agreement, limiting its usefulness as a comparative measure. EBITDA should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”), and has limitations as an analytical tool. The reader of these financial statements should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with GAAP.
21.	Please tell us and revise your future filings to disclose whether you were in compliance with your Loan Agreement and Financing Agreement debt covenants as of December 31, 2008 (before they were revised in February 2009). Your revisions to future filings should clarify whether the February 2009 covenant revisions were retroactively applied to covenant calculations as of December 31, 2008. Please also revise to explain whether you would have failed your debt covenants as of December 31, 2008 absent the revision to your covenants in February 2009.

The Company and its senior secured lenders commenced negotiations in November of 2008 in anticipation of possible non-compliance with its minimum EBITDA and minimum fixed charge coverage ratio requirements by year-end based on economic trends perceptible at the time and the generally declining economy. By December 31, 2008, the Company and the lenders had agreed in principle to revise the relevant covenants to avoid such non-compliance, subject to a determination of what the new covenant levels would be and documentation of such provisions; accordingly, and based on our communications with our lenders, any noncompliance with the covenants as

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

stated prior to the execution of the amendments had been waived. The Company also negotiated terms of repayment of outstanding term debt under both the Loan Agreement and the Financing Agreement in order to reduce the amount of its debt as a safeguard during the current recession and as an accommodation to all parties. Finalization and execution of the amendments was delayed by the negotiation of intercreditor arrangements between the two lending groups to permit the respective repayments. The covenant revisions were expressly made retroactive to December 31, 2008. Copies of the amendments to the Loan Agreement and the Financing Agreement were filed as exhibits to the Company’s Current Report on Form 8-K filed on March 5, 2009.

The Company will comply with the Commission’s request in future filings. See excerpt below from Note 9 in our first quarter 2009 Form 10-Q filed on May 8, 2009:
     As a result of the Seventh Amendment and Amendment No. 6, $23,298 of debt was reclassified as a current liability as of December 31, 2008. At March 31, 2009, $13,298 of the accelerated principal has been paid with two remaining $5,000 installments due May 13 and August 12, 2009. Without the retroactive covenant changes provided by the Seventh Amendment and Amendment No. 6, the Company would not have been in compliance on December 31, 2008.
Note — Earnings Per Share, page F-41
22.	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the period presented. See paragraph 40© of SFAAS 128.

The Company will comply with the Commission’s request in future filings. See excerpt below from Note 11 in the Company’s First Quarter 10-Q:
     As a result of the net loss for the three months ended March 31, 2009, 1,514,231 warrants, 1,530,665 options and 7,142,857 shares issuable upon conversion of convertible notes were excluded in the computation of diluted net loss per share because their effect would have been anti-dilutive.
     The Company also excludes stock options, warrants and convertible notes with exercise or conversion prices that are greater than the average market price from the calculation of diluted net income per share because their effect would be anti-dilutive. For the three months ended March 31, 2008, 1,169,231 warrants with exercise prices that are greater than the average market price were excluded in the computation of diluted net income per share because their effect would have been anti-dilutive.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009

     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ Carlos E. Agüero
Carlos E. Agüero
Chairman, President and Chief Executive Officer